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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )

                          Hometown Auto Retailers, Inc.
                                (Name of Issuer)

                     Common Stock, Class A, $0.001 par value
                         (Title of Class of Securities)

                                    437858103
                                 (CUSIP Number)

                                   Louis Meade
                     44 Red Road, Chatham, New Jersey 07928
                                 (973) 635-7903
                                  with copy to:
                               Ronald Hariri, Esq.
                   767 Third Avenue, New York, New York 10017
                                 (212) 980-2233
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 27, 2004
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 'SS''SS'240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 'SS'240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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
CUSIP No.  437858103
---------------------------------------------------------------------------------------------------

1)       Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         Louis Meade

---------------------------------------------------------------------------------------------------

2)       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) [ ]
         (b) [ ]

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3)       SEC Use Only

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4)       Source of Funds (See Instructions)
         PF

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5)       Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)  [ ]

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6)        Citizenship or Place of Organization

          USA

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Number of         7)  Sole Voting Power
                      200,000
Shares            ---------------------------------------------------------------------------------

Beneficially      8)  Shared Voting Power
                      0
                  ---------------------------------------------------------------------------------

Owned by          9)  Sole Dispositive Power
                      200,000
Each Reporting
                  ---------------------------------------------------------------------------------
Person
                  10) Shared Dispositive Power
With                  0

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11)      Aggregate Amount Beneficially Owned by Each Reporting Person
         200,000

---------------------------------------------------------------------------------------------------

12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)  [ ]

---------------------------------------------------------------------------------------------------

13)      Percent of Class Represented by Amount in Row (11)
         5.47%

---------------------------------------------------------------------------------------------------

14)      Type of Reporting Person (See Instructions)
         IN

---------------------------------------------------------------------------------------------------


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Item 1. Security and Issuer

This Schedule 13D Statement of Louis Meade relates to the common stock, Class A, par value $.001 per share (the "Common Stock"), of Hometown Auto Retailers, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 774 Straits Turnpike, Watertown, Connecticut 06795.

Item 2. Identity and Background

This Schedule 13D is filed on behalf of Louis Meade. Mr. Meade resides at 44 Red Road, Chatham, New Jersey 07928. Mr. Meade's occupation is that of private investor. Mr. Meade is a citizen of the United States.

During the last five years, Mr. Meade has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Mr. Meade acquired all 200,000 shares of Common Stock beneficially owned by him and subject to this Schedule 13D, at an aggregate purchase price of $228,133, using his own personal funds. All purchases were made through open market transactions.

Item 4. Purpose of the Transaction

Mr. Meade acquired all of the 200,000 shares of Common Stock beneficially owned by him and subject to this Schedule 13D for investment purposes only. Mr. Meade may, for his own account:

o increase or decrease his beneficial ownership of Common Stock or other securities of the Issuer,

o sell all or part of his shares of Common Stock in open market or privately negotiated sales or otherwise, or

o make further purchases of shares of Common Stock or other securities of the Issuer through open market or privately negotiated transactions or otherwise.

Mr. Meade has not reached any decision with respect to any such possible actions. If Mr. Meade does reach a decision to undertake any of the above described possible actions, he will, among other things, timely file an appropriate amendment to this Schedule 13D.

Mr. Meade has no present plans or proposals, and is not aware of any plans or proposals, which relate to or would result in any action enumerated in the instructions to Item 4 of Schedule 13D or would require disclosure of such types of actions in this Item 4. However, Mr. Meade reserves the right to make such plans or proposals in the future, although he has no intention to do so at the present time.

Item 5. Interest in Securities of the Issuer

Mr. Meade may be deemed, for the purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to be the beneficial owner of 200,000 shares of Common Stock. Such 200,000 shares represent approximately 5.47% of the outstanding Common Stock. Such percentage calculation is based upon the 3,654,853 shares of Common Stock which the Issuer states to be outstanding as of "the latest practical date" on the cover page of the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003.



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Mr. Meade presently has the sole power to vote or direct the voting, and sole power to dispose or direct the disposition, of all of the 200,000 shares of Common Stock presently owned by him.

Set forth below are all transactions effected by Mr. Meade during past 60 days immediately preceding the date of this Schedule 13D:


     Date of Transaction          Number of Shares              Price Per Share             Type of Transaction
---------------------------  --------------------------   --------------------------    ---------------------------
      December 5, 2003                     36,600                   $ 1.462                Open Market Purchase
      December 16, 2003                    19,454                     1.40                 Open Market Purchase
      January 27, 2004                     20,000                     1.75                 Open Market Purchase


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer

Not applicable.

Item 7. Material to be Filed as Exhibits

None.

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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated:  February 9, 2004                            /s/ Louis Meade
                                            --------------------------------
                                                      Louis Meade







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                           STATEMENT OF DIFFERENCES

The section symbol shall be expressed as.................................   'SS'